Exhibit 99.5

October 15, 2021

Consent of Torys LLP

We hereby consent to the reference to our name under the heading “Legal Matters” and to the reference to our name and to the use of our opinions under the headings “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement dated October 15 2021 relating to the offering of common shares and warrants by The Very Good Food Company Inc. filed under its Registration Statement on Form F-10 (File No. 333-260064). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours very truly,

/s/ Torys LLP